UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒      SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐      SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

RED OAK CAPITAL FUND VI, LLC
(Exact name of issuer as specified in its charter)

Delaware	92-1160134
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110 Charlotte, North Carolina 28209
(Full mailing address of principal executive offices)

(616) 343-0697
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund VI, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund VI, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

Red Oak Capital Fund VI, LLC, a Delaware limited liability company, was formed on June 10, 2021 to originate and acquire senior loans collateralized by commercial real estate in the U.S. Our business plan is to originate, acquire, and manage commercial real estate loans and other commercial real estate-related debt instruments. While the commercial real estate debt markets are complex and continually evolving, we believe they offer compelling opportunities when approached with the capabilities and expertise of Red Oak Capital GP, LLC, or our Manager, a wholly owned subsidiary of Red Oak Capital Holdings, LLC, or our Sponsor, as well as our origination and servicing affiliate Red Oak Financial, LLC, also a wholly-owned affiliate of our Sponsor.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. Our investment strategy is to originate loans and invest in debt and related instruments supported by commercial real estate in the U.S. Through our Manager, we draw on our Sponsor’s and its affiliates’ established sourcing, underwriting and structuring capabilities in order to execute our investment strategy.

The Company does not intend to act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell, or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

On January 18, 2023 we filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or SEC, to offer up to $35.0 million of our 8.00% Series A and 8.65% Series Ra Unsecured Bonds, and subsequently on January 20, 2023 we filed an offering statement on Form 1-A with the SEC to offer up to $40.0 million of our Series A Preferred Units, pursuant to exemptions from registration under Tier II of Regulation A, each referred to herein collectively as the “Offerings.” Subsequently, the offering of our bonds was qualified on January 23, 2023, and our offering of preferred units was qualified on January 26, 2023, and we commenced offering the securities at that time. On January 23, 2024, we filed an amendment to the bond offering statement on Form 1A-POS with the SEC. On January 24, 2024, we filed an amendment to the preferred units offering on Form 1A-POS with the SEC. Both amendments were deemed abandoned as of March 3, 2025. No Series A Bonds, Series Ra Bonds, or Series A Preferred Units were issued in the intervening period or thereafter. The Offering issued $28.7 million, $0.5 million, and $19.3 million of the Series A Bonds, Series Ra Bonds, and Series A Preferred Units, respectively.

2

As of June 30, 2025, the Company and its subsidiaries held five senior secured loans, providing $34.6 million of senior secured loans to various borrowers. The portfolio of loans possessed a weighted average interest rate of 10.11% and weighted average paid-in-kind (“PIK”) interest rate of 0.15% with maturities ranging from September 30, 2025 to September 30, 2026. Variable rate loans follow the 1-month tenor of term SOFR, subject to a floor equal to the rate at closing. The following tables outlines the major terms of each loan closed by the Company as lender and outstanding at June 30, 2025:

Borrower	Location	Maturity	Note Principal	Interest Rate
DE Gateway Center Other Units, LLC	West Bloomfield, MI	12/31/2025	$13,425,000	10.00%
Panda High Plains Hemp Gin Real Estate, LLC	Wichita Falls, TX	9/30/2025	$9,750,000	10.13	%*
McKinney Capital Hermosa Partners LLC	Avalon, CA	5/31/2026	$5,700,000	10.63	%*
Prime Realty Ventures Loan 2, LLC	College Park, GA	9/30/2026	$2,310,000	10.28	%*
21 West QOZ, LLC	Indianapolis, IN	11/30/2025	$3,400,000	11.00%

*Current rate based on the 30-day SOFR rate plus 475 to 540 basis points, net of embedded fees payable by the borrower to ROF.

We are managed by our Manager, which is wholly owned by our Sponsor, a Charlotte, NC based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2025

We operate on a calendar year. Set forth below is a discussion of our operating results for the six months ending June 30, 2025.

As of June 30, 2025, the Company and its subsidiary (ROCF VI SPV, LLC) held five senior secured loans, pursuant to which the Company, as the lender, provided $34.6 million of senior secured loan principal to borrowers.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one half percent (0.5%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one percent (0% - 1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalty for prepayment: any payment of principal within the first six (6) months of the loan term is subject to the Minimum Interest for the period equal to the Minimum Interest Months as defined in the loan agreements.

3

In January 2025, the Company’s subsidiary (ROCF VI SPV, LLC) and five other related parties (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROCF VII SPV, LLC, and ROIOF SPV, LLC) entered into an agreement with Cross River Bank to provide a $50 million revolving line of credit. On March 4, 2025, the Company sold $43.2 million in mortgage loans to its subsidiary to be pledged as part of the borrowing base. The Company’s subsidiary drew down $10.8 million on the line and as of June 30, 2025, the Company’s affiliate had $4.6 million drawn. Amounts drawn accrue interest at one-month term SOFR plus an applicable margin and the line matures on January 7, 2028. We anticipate this facility will enhance yields and generate materially higher revenue and net income for the Company in current and future periods.

On April 15, 2025, the Company paid down $6.5 million of the Cross River Bank facility.

On May 1, 2025, the Company sold its remaining interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 43.67% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $3.4 million. The Company received approximately $2.8 million in proceeds from the sale, resulting in full repayment of the loan carrying amount, including all principal and outstanding interest, net of reserve balances. On May 20, 2025, the Company paid down $0.8 million of the Cross River Bank facility using sale proceeds.

On June 1, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in the loan held with 21 West QOZ, LLC equal to approximately 85% of a $4.0 million senior secured loan from ROCF II SPV, a related party and Delaware limited liability company, for a purchase price of $3.4 million. On March 4, 2025, ROCF II SPV pledged this loan to the Cross River Bank facility. As of June 1, 2025, $1.2 million had been drawn by ROCF II SPV on the participation amount sold to the Company. The Company included the purchased participation in its borrowing base and, as a result, acquired the $1.2 million line balance.

On June 30, 2025, Miller Garden Apartments, LLC paid off its note with a principal balance of $8.7 million. The Company received approximately $8.3 million in proceeds from the payoff, resulting in the full repayment of the loan’s carrying amount.

For the six months ending June 30, 2025, our total consolidated revenues from operations amounted to $2.5 million. Operating costs for the same period, including bond interest expense of $1.2 million, management fees of $0.2 million, and amortization of debt issuance costs of $0.2 million, amounted to $2.0 million. Net income for the period amounted to $0.5 million.

Results of Operations – For the Six-months Ended June 30, 2024

We operate on a calendar year. Set forth below is a discussion of our operating results for the six months ending June 30, 2024.

As of June 30, 2024, the Company held five senior secured loans, pursuant to which the Company, as the lender, provided $40.2 million of senior secured loan principal to the borrower.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.2% of the $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 2.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

On March 14, 2024, the Company entered into a loan agreement with Panda High Plains Hemp Gin Real Estate, LLC, a Delaware limited liability company, to provide a $10.2 million senior secured mortgage loan. The loan holds a variable interest rate of 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 10.5% at time of closing. The loan matures on March 31, 2025, and can be extended for up to two consecutive 6-month periods. The underlying property is an industrial manufacturing plant located in Texas.

4

On May 17, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.5 million.

On June 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.6% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.4 million.

On June 11, 2024, the Company entered into a loan agreement with McKinney Capital Hermosa Partners LLC, a California limited liability company, to provide a $6.0 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 11.13% at time of closing. The loan matures on May 31, 2026, and can be extended for up to two consecutive 6-month periods. The underlying property is a hotel and multifamily apartments located in California.

On June 28, 2024, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with McKinney Capital Hermosa Partners LLC equal to approximately 5.0% of a $6.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

For the period ended June 30, 2024, our total revenues from operations amounted to $2.0 million. Operating costs for the same period, including bond interest expense of $1.4 million and management fees of $0.2 million, amounted to $2.0 million. Net income for the period amounted to $0.01 million.

Liquidity and Capital Resources

As of June 30, 2025, we raised $28.7 million of Series A Bonds, $0.5 million of Series Ra Bonds, and $19.3 million of Series A Preferred Units. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds and Cross River Bank facility. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

On January 7, 2025, the Company’s subsidiary (ROCF VI SPV, LLC) and five other related parties (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROCF VII SPV, LLC, and ROIOF SPV, LLC) entered into an agreement with Cross River Bank for a $50.0 million secured revolving line of credit. As part of the agreement, the Company sold certain senior secured loans to its subsidiary, which are held as collateral securing the facility. On March 4, 2025, the Company’s subsidiary drew down the line for $10.8 million. As of June 30, 2025, the Company’s subsidiary had $4.6 million drawn. The Company will continue to use these proceeds to acquire new senior secured commercial real estate loans.

As of June 30, 2025, the Company had cash on hand of $12.1 million.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and any continuing debt service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital depends on the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient, then we may exercise the option to partially leverage the asset to increase liquidity.

5

Potential future sources of capital include secured or unsecured financing from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering and the Cross River Bank facility, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As June 30, 2025, all offerings for the Company are closed and, as such, we will no longer issue any additional bonds or preferred units. We intend to use the net proceeds from the offerings to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In early 2025, the Company's subsidiary and five other affiliated entities secured a $50.0 million loan facility from Cross River Bank. In March 2025, the Company sold its interest in six senior secured loans with aggregate principal of $43.2 million to its subsidiary, ROCF VI SPV, to be pledged as security to the Cross River Bank facility. ROCF VI SPV drew $10.8 million, gross of closing fees, on March 4, 2025, and had $4.6 million drawn as of June 30, 2025. During the period, the Company sold its remaining interest in one loan to a related party with aggregate principal of $7.7 million and purchased a participation interest in one loan from a related party with aggregate principal of $4.0 million. Additionally, one senior secured loan with principal of $8.7 million paid off in full during the period. Proceeds from the participation interest sold and payoff were partially used to pay down the Cross River Bank facility and the remainder will be deployed into new senior secured loans.

Subsequent to quarter-end and through the date of this filing, the Company deployed approximately $8.5 million of available capital, consisting of (i) a new $7.5 million senior secured loan and (ii) a $1.0 million loan participation interest representing 34% of the underlying loan’s principal. During the same period, one $9.8 million loan was repaid in full, and another borrower made a principal payment of approximately $3.6 million on its $14.5 million note.

We are actively managing a steady pipeline of origination opportunities and, subject to market conditions, expect capital deployment to increase through the end of 2025. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

Macroeconomic conditions remain uncertain due to persistent inflationary pressures, heightened geopolitical tensions, and the continued implementation of tariffs on key imports and exports. These factors have contributed to increased costs for businesses and consumers alike, market volatility, and pressure on both consumer and commercial credit performance. Rising interest rates and inflation have the potential to dampen borrower demand and repayment capacity, while volatility in global capital markets may affect our own liquidity and capital raising efforts. Additionally, the combined effects of tariffs, inflation, and supply chain disruptions could further impact the credit quality of our loan portfolio, particularly in sectors sensitive to trade and interest rate fluctuations. We are currently unable to quantify the full impact these events may have on us. We may experience adverse effects on the performance of our loans in the future due to ongoing economic headwinds, including the effect of tariffs, which may materially alter our ability to pay our debt service obligations and fees.

Item 2. Other Information

None.

6

RED OAK CAPITAL FUND VI, LLC

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2025 AND DECEMBER 31, 2024

7

8

Red Oak Capital Fund VI, LLC and its Subsidiaries
Consolidated Balance Sheets
	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$12,051,574	$2,609,595
Mortgage loans receivable, held for investment, net	32,194,103	34,935,331
Interest receivable	343,145	307,757
Due from affiliates	338,623	32,383
Accounts receivable	-	370
Prepaid expenses	-	4,125
Other assets	-	15,000
Total current assets	44,927,445	37,904,561

Long-term assets:
Mortgage loans receivable, held for investment, net	2,288,189	7,958,050

Total assets	$47,215,634	$45,862,611

Liabilities and Members' Capital

Current liabilities:
Loan interest reserves	$748,947	$1,804,822
Bond interest payable	585,001	585,001
Distributions payable	383,750	670,935
Accounts payable	110,421	41,354
Due to affiliates	79,934	4,125
Loan construction reserves	-	1,781,275
Total current liabilities	1,908,053	4,887,512

Long-term liabilities:
Series A bonds payable, net	27,176,650	26,964,491
Series A R-bonds payable, net	520,636	519,312
Credit facility	4,376,758	-
Total long-term liabilities	32,074,044	27,483,803

Members' Capital:
Common Units	213	208
Preferred Series A Units	13,233,324	13,491,088
Total members' capital	13,233,537	13,491,296

Total liabilities and members' capital	$47,215,634	$45,862,611

The accompanying notes are an integral part of the consolidated financial statements

9

Red Oak Capital Fund VI, LLC and its Subsidiaries
Consolidated Statements of Operations
(Unaudited)	For the Six Months Ending June 30
	2025	2024

Revenue:
Mortgage interest income	$2,457,250	$1,745,412
Bank interest income	84,664	158,835
Paid-in-kind interest income	4,250	62,325
Dividend income	-	28,816
Total revenue	2,546,164	1,995,388

Expenses:
Bond interest expense	1,170,003	1,165,916
Amortization of debt issuance costs	246,360	213,849
Management fees	241,955	241,432
Professional fees	180,407	204,734
Bank interest expense	153,988	-
Management disposition fees	43,250	-
Tax Expense	600	-
Organization fees	-	30,560
Loan service fees	-	16,720
Provision for loan losses	-	108,000
Total expenses	2,036,563	1,981,211

Net income	$509,601	$14,177

The accompanying notes are an integral part of the consolidated financial statements

10

Red Oak Capital Fund VI, LLC and its Subsidiaries
Consolidated Statements of Changes in Members' Capital
(Unaudited)		Preferred
	Common Units	Series A Units	Total

Members' capital, January 1, 2024	$197	$13,824,969	$13,825,166

Capital contributions	-	657,000	657,000

Capital distributions	-	(766,926)	(766,926)

Syndication costs	-	(47,633)	(47,633)

Net income	2	14,175	14,177

Members' capital, June 30, 2024	$199	$13,681,585	$13,681,784

Members' capital, January 1, 2025	$208	$13,491,088	$13,491,296

Capital contributions	-	-	-

Capital distributions	-	(767,360)	(767,360)

Syndication costs	-	-	-

Net income	5	509,596	509,601

Members' capital, June 30, 2025	$213	$13,233,324	$13,233,537

The accompanying notes are an integral part of the consolidated financial statements

11

Red Oak Capital Fund VI, LLC and its Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)	For the Six Months Ending June 30
	2025	2024

Cash flows from operating activities:
Net income	$509,601	$14,177

Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Accretion of loan origination income	(225,785)	(128,020)
Amortization of debt issuance costs	246,359	213,849
Provision for loan losses	-	108,000
Change in other operating assets and liabilities:
Net change in interest receivable	(35,388)	(208,578)
Net change in due from affiliates	(306,240)	(33,512)
Net change in accounts receivable	370	(370)
Net change in prepaid expenses	4,125	-
Net change in other assets	15,000	-
Net change in bond interest payable	-	66,518
Net change in accounts payable	69,067	44,667
Net change in due to affiliates	75,809	110,453
Net change in management fees payable	-	(68,620)
Net change in prepaid bond interest	-	(21,459)

Net cash provided by operating activities	352,918	97,105

Cash flows from investing activities:
Mortgage notes issued, net of participations	(3,375,625)	(14,268,500)
Mortgage notes repaid	12,012,500	400,000
Loan interest reserves, net	(1,055,875)	879,899
Loan construction reserve additions	1,552,539	6,104,211
Loan construction reserve drawdowns	(3,333,814)	(5,947,435)

Net cash provided by (used in) investing activities	5,799,725	(12,831,825)

Cash flows from financing activities:
Capital contributions, including contributions received in advance	-	1,340,760
Capital distributions, net of distributions payable	(1,054,545)	(853,176)
Syndication costs	-	(47,633)
Proceeds from Series A Bonds	-	771,000
Proceeds from Series A R-Bonds	-	100,000
Credit facility drawdowns	11,971,836	-
Credit facility paydowns	(7,340,625)	-
Payment of debt issuance costs	(287,330)	(66,858)

Net cash provided by financing activities	3,289,336	1,244,093

Net change in cash, cash equivalents, and restricted cash	9,441,979	(11,490,627)

Cash, cash equivalents, and restricted cash, beginning of period	2,609,595	16,760,746

Cash, cash equivalents, and restricted cash, end of period	$12,051,574	$5,270,119

Supplemental disclosures of cash flow information:
Bond interest paid	$1,170,003	$1,123,380
Preferred distributions accumulated but unpaid to Series A Unitholders	$383,750	$385,050

The accompanying notes are an integral part of the consolidated financial statements

12

Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

1.	Organization

Red Oak Capital Fund VI, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and Red Oak Capital Holdings, LLC is the Sponsor. The Managing Member owns 100% of the Common Units and effectively controls all aspects of the Company.

The Company formed on June 10, 2021 and commenced operations on January 23, 2023. As of June 30, 2025, the Company has raised $19.3 million of Series A Preferred Membership Interests (the “Series A Units”), $28.7 million of Series A Unsecured Bonds (the “A Bonds”) and $0.5 million of Series Ra Unsecured Bonds (the “Ra Bonds”, collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s securities offerings are now closed. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including inflation, geopolitical tensions, and ongoing tariffs on key imports and exports. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2.	Significant accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the consolidated financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. The Managing Member believes the estimates utilized in preparing the Company’s consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's consolidated financial statements.

Principles of consolidation

The consolidated financial statements have been prepared on a consolidated basis and include the accounts of Red Oak Capital Fund VI, LLC, its majority owned and controlled subsidiary ROCF VI SPV Holdco, LLC (the “Holdco”), and the Holdco’s wholly-owned subsidiary ROCF VI SPV, LLC (collectively, the “Company”). All material intercompany balances and transactions have been eliminated in consolidation.

Fair value – hierarchy of fair value

In accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurement, when required, the Company will disclose the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

13

Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

2.	Significant accounting policies (continued)

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and is based on the Company’s expectations as of the balance sheet date.

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs. No loan loss reserve was recorded as of June 30, 2025 or December 31, 2024.

14

Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

2.	Significant accounting policies (continued)

Credit Quality Indicators

The Company analyzes its loans based on the internal credit risk grading process. Internal credit risk grading includes a process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

The Company assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, sponsor risk and debt service coverage ratio (DSCR). In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan. This analysis provides a stratification of the loan portfolio across the following internal grades:

1. Prime – minimal probability of default

2. Pass – low probability of default

3. Low pass – moderate probability of default

4. Watch – material probability of default

5. Special mention – significant probability of default

6. Substandard – substantial probability of default

7. Doubtful – highly likely probability of default

8. Default / loss – defaulted / expected to default

Accrued Interest Receivable

The Company elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loans. Accrued interest receivable was $0.3 million and $0.3 million as of June 30, 2025 and December 31, 2024, respectively, relating to loans.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable is recognized through the reversal of interest income. There were no write-offs of loan accrued interest receivables during the six-months ended June 30, 2025 or June 30, 2024.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loans were in nonaccrual status as of June 30, 2025 or December 31, 2024.

The Company generally will place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will typically go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate. In addition, management may place a loan on non-accrual status that has not formally defaulted if the collection of interest and/or principal is in doubt.

15

Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

2.	Significant accounting policies (continued)

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying Consolidated Balance Sheets. Accretion of loan origination income totaled $0.2 million and $0.1 million for the six-months ending June 30, 2025 and June 30, 2024, respectively, which is included in interest income in the accompanying Consolidated Statements of Operations. The Company had gross mortgage loans receivable of $34.6 million and $43.2 million, presented net of $0.1 million and $0.3 million of unamortized deferred loan origination income as of June 30, 2025 and December 31, 2024.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying consolidated financial statements. The Company anticipates paying distributions to members in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, as amended by Accounting Standards Update 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of June 30, 2025 and December 31, 2024, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2025 and June 30, 2024, no amount of interest and penalties related to uncertain tax positions was recognized in the Consolidated Statements of Operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

16

Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

2.	Significant accounting policies (continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported members' deficit or net loss.

3.	Allocation of net income and loss

As described in more detail in Article VII of the Operating Agreement, the Net Profits and Net Losses of the Company (and to the extent necessary, any allocable items of gross income, gain, loss and expense includable in the computation of Net Profits and Net Losses) shall be allocated among all Unitholders in such a manner that, as of the end of the taxable year or other relevant period, and to the extent possible, the Capital Account of each Unitholder shall be equal to (1) the net amount which would be distributed to such Unitholder if the Company were to liquidate the assets of the Company for an amount equal to their Adjusted Book Value, pay all liabilities of the Company (limited, with respect any nonrecourse liabilities, to the Adjusted Book Value of the assets securing such nonrecourse liabilities), and distribute the proceeds in liquidation in accordance with Section 10.2(a), minus (2) the Unitholder’s share of Company Minimum Gain and Unitholder Minimum Gain.

4.	Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, in advance, to the Managing Member. The management fee is based on an annual rate of 1.00% of (i) all capital contributions of the Unitholders, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument then held, including loans secured by real estate owned as a result of borrower default. For the six-months ended June 30, 2025 and June 30, 2024, the Company incurred management fees of $0.2 million and $0.2 million, respectively. As of June 30, 2025 and December 31, 2024, $0 of management fees were payable to the Managing Member.

The Company pays organization fees, calculated and payable at every closing, to the Managing Member. The organization fee is calculated as 2.00% of gross capital contributed by the Unitholders and the gross principal outstanding of all Bonds. For the six-months ended June 30, 2025 and June 30, 2024, $0 and $0.03 million of organization fees were incurred, respectively. As of June 30, 2025 and December 31, 2024, $0 of organization fees were payable to the Managing Member.

The Company pays a disposition fee to the Managing Member in the amount of 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. For the six-months ended June 30, 2025 and June 30, 2024, $0.04 million and $0 of disposition fees were incurred, respectively. As of June 30, 2025 and December 31, 2024, $0.04 million and $0 of disposition fees were payable to the Managing Member.

5.	Mortgage loans receivable

Mortgage loans receivable as of June 30, 2025 and December 31, 2024 consisted of the following:

	06/30/2025	12/31/2024
Mortgage loans receivable	$34,585,000	$43,197,500
Deferred origination fees	(102,708)	(304,119)
Mortgage loans receivable, held for investment, net	$34,482,292	$42,893,381

17

Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

5.	Mortgage loans receivable (continued)

The below table summarizes mortgage loans receivable, net, by credit quality indicators as of June 30, 2025 and December 31, 2024:

Indicator	06/30/2025	12/31/2024
Prime	$9,725,625	$-
Pass	-	9,726,024
Low pass	19,068,478	30,887,807
Watch	-	2,279,550
Special mention	3,400,000	-
Substandard	-	-
Doubtful	2,288,189	-
Default/loss	-	-
Total	$34,482,292	$42,893,381

As of June 30, 2025 and December 31, 2024, the Company held approximately $34.5 million and $42.9 million of mortgage loans receivable, net, respectively. At June 30, 2025, this consisted of five mortgage loans with a weighted average interest rate of 10.25% with maturities ranging from September 30, 2025 to September 30, 2026. The notes carry an original maturity of twelve to twenty-four months with two optional six-month extensions. At December 31, 2024, this consisted of six mortgage loans with an interest rate weighted average of 10.26% with maturities ranging from March 31, 2025 to September 30, 2026. The Company earned and accrued $2.5 million and $1.7 million of mortgage loan interest and fee income and $4,250 and $0.1 million of PIK interest income during the six-months ended June 30, 2025 and June 30, 2024, respectively.

In accordance with current loan agreements, borrowers must fund a loan interest reserve account with six to twelve months of interest payments. As of June 30, 2025 and December 31, 2024, the loan interest reserve account, including prepaid interest, contained $0.7 million and $1.8 million, respectively. Additionally, the Company holds certain construction funds on behalf of the borrower which are then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of June 30, 2025 and December 31, 2024, the loan construction reserve account contained $0 and $1.8 million, respectively.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.2% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 2.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

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Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

5.	Mortgage loans receivable (continued)

On March 14, 2024, the Company entered into a loan agreement with Panda High Plains Hemp Gin Real Estate, LLC, a Delaware limited liability company, to provide a $10.2 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 10.00% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The underlying property is an industrial manufacturing plant located in Texas. On April 23, 2024, the borrower made a $0.4 million partial principal repayment, bringing the gross principal outstanding to $9.8 million. On March 11, 2025, the Company agreed to extend the loan’s maturity date for a six-month period to September 30, 2025. Subsequent to June 30, 2025, the borrower paid off its loan, resulting in full repayment of the loan carrying amount, inclusive of all principal, interest, and other charges, net of outstanding interest and construction reserves.

On May 17, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.5 million.

On June 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.6% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.4 million.

On June 11, 2024, the Company entered into a loan agreement with McKinney Capital Hermosa Partners LLC, a California limited liability company, to provide a $6.0 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 10.63% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on May 31, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is located in the state of California and consists of a hotel and multifamily apartments.

On June 28, 2024, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with McKinney Capital Hermosa Partners LLC equal to approximately 5.0% of a $6.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

On July 18, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.71% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.4 million.

On July 26, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 11.69% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.9 million.

On August 29, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 3.25% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.3 million.

19

Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

5.	Mortgage loans receivable (continued)

On October 4, 2024, the Company entered into a loan agreement with Prime Realty Ventures Loan 2, LLC, a Tennessee limited liability company, to provide a $2.3 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 565 basis points, which equated to an all-in rate of 10.28% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on September 30, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is a multifamily apartment community located in the state of Georgia.

On October 31, 2024, mortgage note borrower Hill Island CHP SPV LLC paid off its $8.0 million note. The Company received approximately $8.5 million in proceeds from loan payoff resulting in a full repayment of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On November 4, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.84% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.5 million.

On November 7, 2024, the Company entered into a loan agreement with Miller Gardens Apartments LLC, a Georgia limited liability company, to provide a $8.7 million senior secured mortgage loan. The underlying property is a multifamily apartment community located in the state of Georgia. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 665 basis points, which equated to an all-in rate of 11.03% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company’s servicing arrangement. The loan matures on October 31, 2025, though such maturity date can be extended for up to four consecutive 6-month periods per the terms of the loan agreement. On June 30, 2025, the borrower paid off its $8.7 million note. The Company received approximately $8.3 million in proceeds from the loan payoff resulting in a full repayment of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On December 6, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.84% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $0.5 million.

On June 1, 2025, the Company entered into a Loan Participation Agreement with ROCF II SPV, LLC, a related party, and Delaware limited liability company, whereby the Company purchased a participation interest equal to approximately 85.00% of a $4.0 million loan held with 21 WEST QOZ LLC, a Florida limited liability company, for a purchase price of $3.4 million. On March 4, 2025, ROCF II SPV pledged this loan to the Cross River Bank facility. As of June 1, 2025, $1.2 million had been drawn by ROCF II SPV on the participation amount sold to the Company. The Company included the purchased participation in its borrowing base and, as a result, acquired the $1.2 million line balance.

On May 1, 2025, the Company sold its remaining interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 43.67% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company. The Company received approximately $2.8 million in proceeds at time of sale, resulting in a full repayment of the loan carrying amount, including all principal and outstanding interest, net of reserve balances.

20

Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

5.	Mortgage loans receivable (continued)

In accordance with the Company’s participation agreements, the lenders shall split all interest payments and fees from the loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender, responsible for servicing of the loan. The Company shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the participation agreement. Through June 30, 2025, all minority participations have been sold at par.

6.	Bonds payable

During the six-months ended June 30, 2025, the Company issued no bonds. During the six-months ended June 30, 2024, the Company issued $0.8 million and $0.1 million of A Bonds and Ra Bonds, respectively. The Bonds are unsecured obligations and rank junior to senior secured indebtedness. The maturity date of the Bonds is December 31, 2028. The Company has incurred debt issuance costs related to the bond offerings, and such costs have been capitalized and amortized through the maturity of each bond series, as applicable. As of June 30, 2025 and December 31, 2024, the total debt issuance costs incurred by the Company were approximately $2.4 million and $2.4 million, respectively. During the six-months ended June 30, 2025 and June 30, 2024, $0.2 million and $0.2 million were amortized to interest expense related to the bonds, respectively.

Bonds payable as of June 30, 2025 and December 31, 2024 were comprised of the following:

	06/30/2025	12/31/2024
Series A Bonds payable, gross	$28,677,000	$28,677,000
Series Ra Bonds payable, gross	530,000	530,000
Debt issuance costs (unamortized balance)	(1,509,714)	(1,723,197)
Total bonds payable, net	$27,697,286	$27,483,803

The Company executes quarterly interest payments to the A and Ra bondholders at a rate of 8.00% and 8.65% per annum, respectively. For the six-months ended June 30, 2025 and June 30, 2024, the Company incurred bond interest expense of $1.4 million and $1.4 million, respectively. Additionally, certain bondholders have prepaid bond interest for the period from the first date of the quarter prior to their bond purchase through the bond closing date. Such prepayment entitles these bondholders to a full quarterly interest payment. During the six-months ended June 30, 2025 and June 30, 2024, $0 and $2,539 of interest was prepaid by bondholders, respectively. No prepaid bond interest payable was outstanding at June 30, 2025 and December 31, 2024, respectively.

In accordance with the Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As required, the Company will keep 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of January 23, 2023. As of June 30, 2025, the bond service reserves are no longer required under our Indenture and proceeds have been released to the Company.

The A and Ra Bonds will be redeemable beginning January 1, 2027. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to $800 plus any accrued but unpaid interest on the Bond.

The Company’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

21

Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

6.	Bonds payable (continued)

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2025	$-
2026	-
2027	-
2028	29,207,000
2029	-
Total bonds payable, gross	$29,207,000

7.	Member’s capital

The Company has two classes of membership interests, Common Units and Series A Units. Common Units hold 100% of the voting interests. For the six-months ended June 30, 2025 and June 30, 2024, the Managing Member, as sole holder of the Common Units, made no capital contributions and received no distributions. As of June 30, 2025, the Managing Member held approximately 1 Common Unit.

Red Oak Capital Holdings, LLC, the Company’s Sponsor, has committed to contribute $1.5 million in exchange for 6,000 Common Units in the Company, which may be called at time and in amounts in the discretion of the Managing Member.

For the six-months ended June 30, 2025 and June 30, 2024, capital contributions by Series A Unitholders totaled $0 and $0.7 million, respectively. As of June 30, 2025, the Series A Unitholders held 19,184 Series A Units.

For the six-months ended June 30, 2025 and June 30, 2024, capital distributions totaled $0.8 million and $0.8 million, respectively, which included accumulating but unpaid preferred distributions of $0.4 million and $0.7 million, respectively. See Note 10. The Company makes quarterly preferred return payments to the Series A Unitholders at a rate of 8.00% per annum. The Company also anticipates making one additional annual preferred return payment to the Series A Unitholders at a rate of 1.5% per annum. Any excess cash available for distribution will be distributed to the Common Unitholders. Additionally, certain Series A Unitholders have prepaid their preferred return for the period from the first date of the quarter prior to their unit purchase through the equity closing date. Such prepayment entitles these unitholders to a full quarterly preferred return payment. During the six-months ended June 30, 2025 and June 30, 2024, $0 and $140 of preferred return was prepaid by unitholders, respectively. $0 of Prepaid Series A preferred return payable was outstanding at June 30, 2025 and December 31, 2024, respectively.

Series A Units are redeemable beginning on the third anniversary of the first issuance of Series A Units to the holder. Once the Company receives written notice from the unitholder, it will have 90 days from the date such notice is provided to redeem the holder’s Series A Units at a price per unit equal to (i) $800 if the notice is received on or after the date of the third anniversary but prior to the fourth anniversary, and (ii) $1,000 if the notice is received on or after the fourth anniversary, plus any accrued but unpaid preferred return payments.

The Company’s obligation to redeem the Series A Units in any given year pursuant to this optional redemption is limited to 30% of the outstanding Series A Units on January 1st of the applicable year. The Company also has the right to delay or suspend Series A Unit redemptions if the Manager determines that the payment of the redemptions would harm remaining Unitholders, cause a default or violate covenants with any credit facilities of the Company, or materially impair the Company's ability to operate. Unit redemptions pursuant to the optional redemption will occur in the order that notices are received.

22

Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

7.	Member’s capital (continued)

The Series A Units are also redeemable within 90 days of the death, total permanent disability, or bankruptcy of a Series A Unitholder at a price per unit of (i) $920, if requested prior to the third anniversary of the first issuance of Series A Units to the holder, or (ii) $1,000 thereafter, plus any accrued but unpaid preferred return payments. For the six-months ended June 30, 2025 and June 30, 2024, redemptions of Series A Units totaled 0 Units.

8.	Line of Credit

On January 7, 2025, the Company’s subsidiary, ROCF VI SPV, LLC and five of the Company’s affiliates (ROCF II SPV, LLC, ROCF IV SPV, LLC, ROCF V SPV, LLC, ROIOF SPV, LLC, and ROCF VII SPV, LLC) entered into a $50 million secured revolving loan facility and security agreement with Cross River Bank. ROCF VII SPV, LLC serves as the Borrower Representative. The facility is secured by all property and assets of the companies, and all other collateral, security granted, and securities pledged to the facility. Borrowings under the facility accrue interest at the one-month tenor of Term SOFR rate plus an applicable margin. The facility expires on January 7, 2028.

On March 4, 2025, the ROCF VI SPV, LLC made an initial draw of $10.8 million on the line, gross of closing costs. During the six-months ended June 30, 2025, the ROCF VI SPV, LLC repaid approximately $7.3 million on the line and acquired an additional $1.2 million through the purchase of a participation interest from ROCF II SPV, LLC in a previously levered loan. As of June 30, 2025, the Company had approximately $4.6 million drawn on the facility.

ROCF VI SPC, LLC has incurred debt issuance costs related to the Cross River Bank facility, and such costs have been capitalized and amortized through the maturity of the facility. As of June 30, 2025, there have been $0.3 million of debt issuance costs incurred by ROCF VI SPC, LLC. During the six-months ended June 30, 2025, $0.03 million has been amortized to interest expense.

9.	Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

10.	Subsequent events

On July 1, 2025, the Company paid down $4.4 million of the Cross River Bank facility using payoff proceeds from the June 30, 2025 loan payoff by mortgage note borrower Miller Garden Apartments LLC.

On July 25, 2025, in accordance with the offering circular, the Company executed quarterly Bondholder interest payments for $0.6 million to the trustee, UMB Bank, N.A., and paying agent, Vistra (fka Phoenix American Financial Services, Inc).

On July 25, 2025, in accordance with the offering circular, the Company executed quarterly Series A Unitholder preferred distribution payments for $0.4 million to the paying agent, Vistra (fka Phoenix American Financial Services, Inc).The payment covered all accrued but unpaid distributions as of June 30, 2025.

On July 30, 2025, mortgage note borrower DE Gateway Center Other Units LLC paid off approximately $3.6 million of its $14.5 million note. The Company received approximately $3.4 million in proceeds from loan payoff resulting in a partial repayment of the loan carrying amount, including principal and other fees.

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Red Oak Capital Fund VI, LLC and its Subsidiaries Notes to Consolidated Financial Statements June 30, 2025 and December 31, 2024

10.	Subsequent events (continued)

On July 31, 2025, mortgage note borrower Panda High Plains Hemp Gin Real Estate, LLC paid off its $9.8 million note. The Company received approximately $9.7 million in proceeds from loan payoff resulting in a full repayment of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On August 15, 2025, mortgage note borrower Prime Realty Ventures Loan 2 LLC defaulted on its loan after failing to cure a notice of default issued on August 4, 2025 for failure to make required interest payments. The loan holds an unpaid principal balance of $2.3 million. The borrower has listed the property for sale and is fielding interest from several different groups.

On September 2, 2025, the Company entered into a loan participation agreement whereby the Company purchased a participation interest in a loan held with Happy Living GA II, LLC equal to approximately 57.52% of a $2.8 million senior secured loan from Oak Parallel Bridge Credit Fund, LLC, a related party and Delaware limited liability company, for a purchase price of $1.6 million.

On September 5, 2025, the Company entered into a loan agreement with Dodson Courtyard Apartments Owner, LLC, a Georgia limited liability company, to provide a $7.5 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of the 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 9.75% at time of closing, net of embedded fees payable by the borrower to ROF pursuant to the Company's servicing arrangement. The loan matures on March 31, 2027, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is multifamily apartments located in the state of Georgia.

On September 10, 2025, the Company entered into an Amended and Restated Loan Participation Agreement whereby the Company sold a portion of its participation interest in the loan held with Happy Living GA II, LLC equal to approximately 23.45% of a $2.8 million senior secured loan to Oak Parallel Bridge Credit Fund, LLC, a related party and Delaware limited liability company, for a purchase price of $0.7 million.

The consolidated financial statements were approved by management and available for issuance on September 25, 2025. Subsequent events have been evaluated through this date.

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Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund VI, LLC

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund VI, LLC

(3)(a)	Form of Indenture

(3)(b)	Form of A Bond

(3)(c)	Form of Ra Bond

(4)	Subscription Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte of North Carolina on September 26, 2025.

RED OAK CAPITAL FUND VI, LLC,

a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager
(Principal Executive Officer)

By:	/s/ Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)

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